[GRAPHIC OMITTED]                NTE
NAM TAI ELECTRONICS, INC.        LISTED
                                 NYSE                 FIRST QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                   WEB:    www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
    Q1 Sales Up 8.5% to $95.4 Million vs. $88.0 Million, EPS $0.18 vs. $0.25

VANCOUVER, CANADA -- April 30, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced unaudited results for the first quarter ended March 31, 2004.

KEY HIGHLIGHTS
1.   Summarized Statement of Incomes
     (In thousands of US Dollars, except as otherwise stated)

     ------------------------------------------------------------------------------------------------------------------------
                                                                                 Quarterly Results
     ------------------------------------------------------------------------------------------------------------------------
                                                                Q1/04                   Q1/03                 YoY(%)
     ------------------------------------------------------------------------------------------------------------------------
      Net sales                                                       95,435                  87,981                   8.5
     ------------------------------------------------------------------------------------------------------------------------
      Income from operations                                           6,931                   8,864                 (21.8)
     ------------------------------------------------------------------------------------------------------------------------
                               per share(diluted) (1)                   0.17                    0.22                 (22.7)
     ------------------------------------------------------------------------------------------------------------------------
      Net income                                                       7,387                  10,210                 (27.6)
     ------------------------------------------------------------------------------------------------------------------------
                                           % of sales                   7.7%                   11.6%
     ------------------------------------------------------------------------------------------------------------------------
      Basic earnings per share (1)                                      0.18                    0.26                 (30.8)
     ------------------------------------------------------------------------------------------------------------------------
      Diluted earnings per share (1)                                    0.18                    0.25                 (28.0)
     ------------------------------------------------------------------------------------------------------------------------
      Weighted average number of shares ('000')
             Basic (1)                                                41,231                  39,986                  --
             Diluted (1)                                              41,292                  40,477                  --
     ------------------------------------------------------------------------------------------------------------------------
     Note: (1) All share and earnings per share data for Q1/03 have been adjusted for the 3 for 1 stock split effective
               June 30, 2003 and the 10 for 1 stock dividend effective November 7, 2003.


2.   Quarterly Sales Breakdown
     (In thousands of US Dollars, except percentages)
     -------------------------------------------------------------------------
     Quarter            2003                  2004               YoY(%)
                                                               (Quarterly)
     -------------------------------------------------------------------------
     1st Quarter             87,981                95,435              8.5%
     -------------------------------------------------------------------------
     2nd Quarter            116,714                    --                --
     -------------------------------------------------------------------------
     3rd Quarter             93,157                    --                --
     -------------------------------------------------------------------------
     4th Quarter            108,454                    --                --
     -------------------------------------------------------------------------
     Total                  406,306                95,435                --
     -------------------------------------------------------------------------

3.       Net Sales Breakdown by Product Segment

     -----------------------------------------------------------------------------------------------------
                                                      2004                             2003
     -----------------------------------------------------------------------------------------------------
     Segment                             1st Quarter              YTD        1st Quarter              YTD
                                             (%)                  (%)           (%)                   (%)
     -----------------------------------------------------------------------------------------------------
     Assembling:
      -  LCD Consumer Products                      22%            22%               41%            41%
      -  Telecom. Components Assembly               65%            65%               46%            46%
     -----------------------------------------------------------------------------------------------------
      Software Development Services                  1%             1%                1%             1%
     -----------------------------------------------------------------------------------------------------
     Parts & Components:
      -  LCD Panels                                 12%            12%                8%             8%
      -  Transformers                                --             --                4%             4%
     -----------------------------------------------------------------------------------------------------
                                                   100%           100%              100%           100%
     -----------------------------------------------------------------------------------------------------
     Note: In June 2003, we sold our transformers operation to a third party.

Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while Parts and Components including LCD panels and transformers are termed ("LPT") for business segment classification.

"We are pleased to see the growth of sales of 8.5% in this quarter when compared with the same quarter last year. The sales, the gross margin as well as earnings per share for the first quarter were in line with our internal budget forecast. Nevertheless, the income from operations was affected by the following factors:
o    Changes in product mix.
o Lower sales in the LCD Consumer Products segment due to discontinuation of old products, and a delay in the development of certain new products.
o Gross margin decreased by 0.8% as a result of the reduction to the Value Added Tax ("VAT") refund by PRC government effective January 2004. However, we were still able to achieve the Company's target gross margin of 15%.
o Additional headcounts and recruitment of new senior executives together with sales commission paid which led to increased SG&A expenses. Our R&D expenses also increased in line with our expansion.
o Historical seasonal factor on sales in relation to the long Chinese New Year holiday.

We are also very happy to see strong growth in our business of Telecommunication Components Assembly and LCD panels. Compared with last year during the same quarter, sales from Telecommunication Components Assembly and LCD panels increased by 52% and 55%, respectively. Despite the global component shortage in the first quarter, our operations were not materially affected. We are confident on the growth of our sales and income from operations this year, and strongly believe that we will be able to achieve a year over year growth target," said Mr. Murakami, Chairman of Nam Tai.

Company Outlook

The Company has decided to give guidance to the market on its sales and earnings per share of the forthcoming quarter starting from this quarter. According to market information and order situation, the Company believes and projects its sales for the second quarter 2004 to be approximately between $125 million and $140 million, and diluted earnings per share to be between $1.75 and $1.83, taking into account of:

1. a one time gain of over approximately $65 million or $1.5 per share (subject to final adjustment and based on the increased number of outstanding shares) which resulted from the recent IPO of Nam Tai Electronic & Electrical Products Limited ("NTEEP") in Hong Kong,
2. the creation of a minority interest in the financial statements of Nam Tai on the IPO of NTEEP, and
3.    the increased number of outstanding shares of 43.6 million.

Key Highlights of Supplementary Financial Position

-------------------------------------------------------------------------------
                                       (unaudited)              (audited)
                                     As at March 31          As at December 31
                                         2004                     2003
-------------------------------------------------------------------------------
Cash on Hand                         $63.3 million          $61.8 million
-------------------------------------------------------------------------------
Cash/Current Liabilities                 0.85                   0.83
-------------------------------------------------------------------------------
Current Ratio                            2.26                   2.29
-------------------------------------------------------------------------------
Total Assets/Total Liabilities           3.93                   3.88
-------------------------------------------------------------------------------
Debtors Turnover                        56 days                58 days
-------------------------------------------------------------------------------
Inventory Turnover                     10 times               13 times
-------------------------------------------------------------------------------

Whilst the other financial ratios remained constant, our inventory level is relatively higher as a result of expected higher sales in the coming months.

With $9.8 million of net cash provided by operating activities in the first quarter of 2004, the Company continues to maintain a strong financial position, with approximately $63.3 million of cash on hand as of March 31, 2004.

Furthermore, we have no material long-term debt or short-term debt. With our strong cash position, we expect to be able to finance our investment and expansion of business internally in the foreseeable future. As a result, we are not subject to any material risk in relation to any rise in interest rates. The Company believes recent macro-economic measures in China are mainly targeting PRC stated own enterprises. The Company therefore does not see any material impact of such measures on its business.

On April 28, 2004, we received approximately over $90 million net proceeds from the IPO of our subsidiary, NTEEP, in Hong Kong during the second quarter of 2004. After paying off the $25 million consideration in relation to the further acquisition of shareholding in TCL Mobile to 9% on April 21, 2004, the Company now has approximately $128.3 million of cash on hand. Our cash position before and after the above events is summarized as follows:

-------------------------------------------------------------------------------------------------------------------------
    Date                    US$              Balance (US$)                        Remark
-------------------------------------------------------------------------------------------------------------------------
March 31, 2004         63.3 million             63.3 million
-------------------------------------------------------------------------------------------------------------------------
April 21, 2004         25.0 million             38.3 million          Cash  outflow  - cash  consideration  paid  for the
                                                                      increase in shareholding in TCL Mobile
-------------------------------------------------------------------------------------------------------------------------
April 28, 2004         90.0 million            128.3 million          Cash  inflow -  proceeds  received  from the IPO of
                                                                      NTEEP.  The IPO of NTEEP creates a one time gain of
                                                                      approximately   $65   million   to   Nam   Tai   or
                                                                      approximately   $1.5   per   share   based  on  the
                                                                      increased number of outstanding shares.
-------------------------------------------------------------------------------------------------------------------------

We are pleased to see the recent intended joint venture between TCL Mobile and Alcatel SA. We believe the same will add value to our 9% interest in TCL Mobile. TCL Corporation has also announced the intended IPO of TCL Mobile in Hong Kong. We shall issue a further news release when we have more details. With $128.3 million cash on hand and cash generated from operating activities, the Company is in strong financial position. The Company will continue to look for investment opportunities, like our investment in TCL Mobile and Stepmind, to benefit our shareholders and for continuous expansion at the appropriate time, including but not limited to, the acquisition of land for future expansion purposes and the expansion of production capabilities and capacity.

The listing of NTEEP in Hong Kong will not materially affect the presentation of the Company's financial statements pursuant to US GAAP. We therefore believe that the spinning off of NTEEP and the use of proceeds from the IPO of NTEEP in investments like TCL Mobile are in the interest of the Company and our shareholders, both in the short term and in the long term.

Within Nam Tai, we currently have four subsidiary groups. Two of them have already been listed in Hong Kong. Based on the closing price on April 30, 2004, the market capitalization of our listed subsidiaries in Hong Kong, namely J.I.C. Technology Company Limited ("JIC") and NTEEP, are respectively $94.0 million and $364.0 million. We currently hold 88.39% of JIC (on a fully diluted basis) and 75% of NTEEP. Our investment in TCL Corporation is booked at cost and the market price of our investment in TCL Corporation has not yet been reflected in our financial statements.

First Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, May 3, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time.

Dividends

The record date for the second quarter dividend of $0.12 per share is June 30, 2004 and the payment date is July 21, 2004.

Annual General Meeting

The Company will hold its Annual Shareholders' Meeting at 11:30 a.m. (ET) on Friday, June 11, 2004 at The Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY. The record date for voting is May 7, 2004.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and (diluted) earnings per share for the second quarter of 2004, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the second quarter of 2004, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(In Thousands of US Dollars except share data)


                                                                     Unaudited
                                                                 Three months ended
                                                                      March 31
                                                    Note        2004            2003
-----------------------------------------------------------------------------------------
Net sales - related parties                                $     7,735     $      2,931
Net sales - third parties                                       87,700           85,050
                                                           ------------------------------
Total net sales                                                 95,435           87,981
Cost of sales                                                   81,139           72,835
                                                           ------------------------------

Gross profit                                                    14,296           15,146

Costs and expenses
  Selling, general and administrative expenses                   6,323            5,471
  Research and development expenses                              1,042              811
                                                           ------------------------------
                                                                 7,365            6,282

                                                           ------------------------------
Income from operations                                           6,931            8,864

Interest income                                                     75              201
Other income net                                                 1,143            2,067
Equity in income of an affiliated company                           92               75
                                                           ------------------------------

Income before income taxes and minority interests                8,241           11,207
Income taxes expense                                              (278)            (384)
                                                           ------------------------------
Income before minority interests                                 7,963           10,823
Minority interests                                                (576)            (613)
                                                           ------------------------------
Net income                                                 $     7,387     $     10,210
                                                           ==============================

Net income per share
  Basic                                             (1)    $      0.18     $       0.26
                                                           =============== ===============
  Diluted                                           (1)    $      0.18     $       0.25
                                                           =============== ===============

Weighted average number of shares ('000')
  Basic                                             (1)         41,231           39,986
  Diluted                                           (1)         41,292           40,477


Note  (1): All share and earnings per share data have been adjusted to give effect to the 3 for 1 stock split effective June 30, 2003 and the 10 for 1 stock dividend effective November 7, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------
AS AT March 31, 2004 AND DECEMBER 31, 2003
(In Thousands of US Dollars)                           Unaudited          Audited
                                                        March 31       December 31,
                                                          2004             2003
---------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                        $       63,330   $       61,827
   Accounts receivable, net                                 54,797           62,090
   Amount due from a related party                           3,162            2,707
   Inventories                                              33,036           27,032
   Prepaid expenses and other receivables                    9,602           13,126
   Income taxes recoverable                                  5,092            4,922
                                                    -----------------------------------
          Total current assets                             169,019          171,704

Investment in an affiliated company                          9,947            9,855

Investments, at cost  (**)                                  19,011           16,366

Property, plant and equipment, at cost                     132,858          127,930
Less: accumulated depreciation and amortization            (52,936)         (50,283)
                                                    -----------------------------------
                                                            79,922           77,647
Intangible assets                                           20,665           20,688
Other assets                                                 1,435            1,435
                                                    -----------------------------------
          Total assets                              $      299,999   $      297,695
                                                    ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                    $          847   $        1,879
   Long term bank loan - current portion                     1,125            1,125
   Accounts payable                                         56,443           55,674
   Accrued expenses and other payables                      10,770           13,633
   Dividend payable                                          4,948            2,062
   Income taxes payable                                        745              530
                                                    -----------------------------------
          Total current liabilities                         74,878           74,903

Long-term bank loan - non-current portion                    1,406            1,688
Deferred income taxes                                           78               78
                                                    -----------------------------------
          Total liabilities                                 76,362           76,669

Minority interests                                           4,080            3,908

Shareholders' equity:
   Common shares                                               412              412
   Additional paid-in capital                              206,845          206,845
   Retained earnings                                        12,302            9,863
   Accumulated other comprehensive loss (Note 1)                (2)              (2)
                                                    -----------------------------------
          Total shareholders' equity                       219,557          217,118

          Total liabilities and shareholders'       $      299,999   $      297,695
          equity                                    ===================================

Note: (**) The closing price for our 3.69% equity interest or 95.52 million promoter's shares in TCL Corporation on April 30, 2004 was $0.82 (RMB6.76) per share, the market value is estimated to be approximately $78.3 million.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(In Thousands of US Dollars)
                                                                                            Unaudited
                                                                                        Three months ended
                                                                                             March 31
                                                                                       2004            2003
-----------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                                       $      7,387    $     10,210
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization of property, plant and equipment                        3,280           2,869
   Amortization of intangible assets                                                        23               -
   Net loss (gain) on disposal of property, plant and equipment                             31            (209)
   Compensation cost on partial disposal of a subsidiary                                     -             509
   Equity in income of an affiliated company                                               (92)            (75)
   Minority interests                                                                      576             613
 Changes in current assets and liabilities, net of effects of acquisition and disposal:
   Decrease (increase) in accounts receivable                                            7,293          (6,224)
   Increase in amount due from a related party                                            (455)           (806)
   Increase in inventories                                                              (6,004)        (12,913)
   Decrease (increase) in prepaid expenses and other receivables                           890          (5,272)
   Increase in income taxes recoverable                                                   (170)            (97)
   (Decrease) increase in notes payable                                                 (1,032)          1,045
   Increase in accounts payable                                                            769          15,357
   Decrease in accrued expenses and other payables                                      (2,863)         (1,819)
   Increase in income taxes payable                                                        215             364
                                                                                  -------------------------------
         Total adjustments                                                               2,461          (6,658)
                                                                                  -------------------------------
 Net cash provided by operating activities                                        $      9,848    $      3,552
                                                                                  -------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                                      $     (5,607)   $     (4,218)
   Acquisition of an affiliated company                                                      -         (10,000)
   Acquisition of long term investment                                                     (11)           (384)
   Proceed from partial disposal of a subsidiary                                             -             160
   Proceeds from disposal of property, plant and equipment                                  21           2,327
                                                                                  -------------------------------
 Net cash used in investing activities                                            $     (5,597)   $    (12,115)
                                                                                  -------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                                            $     (2,466)   $     (1,442)
   Repayment of bank loan                                                                 (282)        (13,141)
   Proceeds from shares issued on exercise of options and warrants                           -           1,783
                                                                                  -------------------------------
 Net cash used in financing activities                                            $     (2,748)   $    (12,800)
                                                                                  -------------------------------

 Foreign currency translation adjustments                                                    -               -
                                                                                  -------------------------------
 Net increase (decrease) in cash and cash equivalents                                    1,503         (21,363)
                                                                                  -------------------------------
 Cash and cash equivalents at beginning of period                                       61,827          82,477
                                                                                  -------------------------------
 Cash and cash equivalents at end of period                                       $     63,330    $     61,114
                                                                                  ===============================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $7,387 and $10,210 for the three months ended March 31, 2004 and March 31, 2003, respectively.

2. Business segment information - The Company operates primarily in two segments, the Consumer Electronic Products ("CEP") segment and the LCD Panels and Transformers ("LPT") segment.

                                                    Unaudited
                                                Three months ended
                                                     March 31
                                               2004            2003
-------------------------------------------------------------------------
NET SALES :
   - CEP                                  $     84,349    $     77,581
   - LPT                                        11,086          10,400
                                          -------------------------------
         Total net sales                  $     95,435    $     87,981
                                          ===============================
NET INCOME :
   - CEP                                  $      6,702    $     10,032
   - LPT                                           685             178
                                          -------------------------------
         Total net income                 $      7,387    $     10,210
                                          ===============================


                                            Unaudited         Audited
                                             March 31,        Dec. 31,
                                              2004              2003
-------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CEP                                  $     251,237   $     248,165
   - LPT                                         48,762          49,530
                                          -------------------------------
         Total assets                     $     299,999   $     297,695
                                          ===============================

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:


                                                          Unaudited
                                                      Three months ended
                                                           March 31
                                                     2004            2003
--------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong and Macao:
         Unaffiliated customers                 $      11,086   $     84,386
         Related party                                      -          2,931
         Intercompany sales                               106            155

   - PRC, excluding Hong Kong and Macao:
         Unaffiliated customers                        76,614            664
         Related party                                  7,735              -
         Intercompany sales                             2,682         73,955

   - Intercompany eliminations                         (2,788)       (74,110)
                                                --------------------------------

         Total net sales                        $      95,435   $     87,981
                                                ================================

NET INCOME WITHIN:
   - PRC, excluding Hong Kong & Macao           $       6,388   $      8,547
   - Macao                                                258               -
   - Hong Kong                                            741          1,663
                                                --------------------------------

         Total net income                       $       7,387   $     10,210
                                                ================================


                                                  Unaudited        Audited
                                                  March 31,       Dec. 31,
                                                    2004            2003
--------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN :
   - PRC, excluding Hong Kong & Macao           $      61,900   $      59,399
   - Macao                                                168             180
   - Hong Kong                                         17,854          18,068
                                                --------------------------------

         Total long-lived assets                $      79,922   $     77,647
                                                ================================